UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
                         Filed Pursuant to Rule 13d-2(b)

                              Dominos Pizza, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    25754A201
      ---------------------------------------------------------------------
                                 (CUSIP Number)
                               December 31, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_|   Rule 13d-1(b)
        |_|   Rule 13d-1(c)
        |X|   Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 pages

---------- ---------------------------------------------------------------------
1.         Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Capital, L.P.
           13-4133600

---------- ---------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) |_|
                                                                       (b) |X|
---------- ----------------- ---------------------------------------------------
3.         SEC Use Only
---------- -------------------------------------- ------------------------------
4.         Citizenship or Place of Organization
           Delaware
---------- -------------------------------------- ------------------------------
Number of Shares         5.      Sole Voting Power
Beneficially Owned by            3,532,635 Shares of Common Stock
Each Reporting Person    -------------------------------------------------------
With:
                         6.      Shared Voting Power
                         -------------------------------------------------------
                         7.      Sole Dispositive Power
                                 3,532,635 Shares of Common Stock
                         -------------------------------------------------------
                         8.      Shared Dispositive Power
---------- ---------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,532,635 Shares of Common Stock
---------- ---------------------------------------------------------------------
10.        Check box if the Aggregate Amount in Row (9) Excludes
           Certain Shares (See Instructions)                               |_|
---------- ---------------------------------------------------------------------
11.        Percent of Class Represented by Amount in Row (9)
           5.2%
---------- ---------------------------------------------------------------------
12.        Type of Reporting Person (See Instructions)
           PN
---------- ---------------------------------------------------------------------
                               Page 2 of 13 pages

---------- ---------------------------------------------------------------------
1. Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only). Sixty Wall Street Fund, L.P.
           13-3926426
---------- ---------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) |_|
                                                                       (b) |X|
---------- ----------------- ---------------------------------------------------
3.         SEC Use Only
---------- ----------------- ---------------------------------------------------
4.         Citizenship or Place of Organization
           Delaware
---------- -------------------------------------- ------------------------------
Number of Shares         5.      Sole Voting Power
Beneficially Owned by            202,532 Shares of Common Stock
Each Reporting Person    -------------------------------------------------------
With:
                         6.      Shared Voting Power
                         -------------------------------------------------------
                         7.      Sole Dispositive Power
                                 202,532 Shares of Common Stock
                         -------------------------------------------------------
                         8.      Shared Dispositive Power
---------- ---------------------------------------------------------------------
9.         Aggregate Amount Beneficially Owned by Each Reporting Person
           202,532 Shares of Common Stock
---------- ---------------------------------------------------------------------
10.        Check box if the Aggregate Amount in Row (9) Excludes
           Certain Shares (See Instructions)
---------- ---------------------------------------------------------------------
11.        Percent of Class Represented by Amount in Row (9)
           .3%
---------- ---------------------------------------------------------------------
12.        Type of Reporting Person (See Instructions)
           PN
---------- ---------------------------------------------------------------------
                               Page 3 of 13 pages

Item 1.

      (a)   Name of Issuer:

           Dominos Pizza, Inc.
           Address of Issuer's Principal Executive Offices:

           300 Frank Lloyd Wright Drive
           Ann Arbor, Michigan 42410

Item 2.

      (a)   Name of Person Filing:

           J.P. Morgan Capital, L.P.("Morgan Capital")
            Sixty Wall Street Fund, L.P.(Sixty WSF")


            Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto. Address of Principal Business Office or, if none,
            Residence:

            c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas New York, New York 10020

            See also supplemental information relating to principal business office is included in Exhibit 2(a) attached hereto.


      (c)   Citizenship:

            Delaware

      (d)   Title of Class of Securities (of Issuer):

            Common Stock

            CUSIP Number:

            25754A201

Item 3.     If this statement is filed pursuant to ss.ss. 240.
            13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

            Not applicable.


Item 4.  Ownership

      (a)   Amount Beneficially Owned:

              Morgan Capital:       3,532,635
              Sixty WSF:              202,532

                               Page 4 of 13 pages

      (b)   Percent of Class:

Morgan Capital:                       5.2% (as of December 31, 2004)
Sixty WSF:                            0.3% (as of December 31, 2004)

      (c)   Number of shares as to which such person has:

            (i)   Morgan Capital: 3,532,635 Sixty WSF: 202,532

            (ii)  Not applicable


            (iii) Morgan Capital: 3,532,635 Sixty WSF: 202,532


            (iv)  Not applicable

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security

Item 8.  Being Reported on By the Parent Holding Company

        Not applicable.

Item 9.  Identification and Classification of Members of the Group

       Not applicable.

Item 10.  Notice of Dissolution of Group

Not applicable.

Certification

Not applicable

                               Page 5of 13 pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 14, 2005

J.P. MORGAN CAPITAL, L.P.

    /s/ JPMP Capital LLC,
    ----------------------------------
By: JPMP Capital LLC,
    its General Partner


       /s/ Jeffrey C. Walker
By:    -------------------------------
Name:  Jeffrey C. Walker
       Title:    President



SIXTY WALL STREET FUND, L.P.


By: JPMP Capital LLC,
    its General Partner


        /s/ Jeffrey C. Walker
By:    --------------------------------
Name:  Jeffrey C. Walker
       Title:    President

                               Page 6 of 13 pages

EXHIBIT 2(a)

Item 2.  Identity and Background.

This statement is being filed by J.P. Morgan Capital, L.P., a Delaware limited partnership ("Morgan Capital"), whose principal place of business is located at 1221 Avenue of the Americas, New York, New York 10112 and Sixty Wall Street Fund, L.P., a Delaware limited partnership ("Sixty WSF"), whose principal place of business is located at the same address as Morgan Capital. Each of Morgan Capital and Sixty WSF is engaged in the private equity and leveraged buyout business.

 The general partner of Morgan Capital is JPMP Capital, L.L.C. (formerly known as J.P. Morgan Capital Corporation), a Delaware limited liability company ("JPMP Capital"), whose principal place of business is located at the same address as Morgan Capital. JPMP Capital is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital. As general partner of Morgan Capital, JPMP Capital may be deemed to beneficially own the shares held by Morgan Capital and Sixty WSF.

The general partner of Sixty WSF is Sixty Wall Street SBIC Corporation, a Delaware corporation, whose principal business address is located at the same address as Morgan Capital ("Sixty Wall Corp"). Sixty Wall Corp. is also engaged in the venture capital and leveraged buyant business indirectly through Sixty WSF. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Sixty Wall Corp. As general partner of Sixty WSF, Sixty Wall Corp. may be deemed to beneficially own the shares held by Sixty Wall WSF. JPMP Capital and Sixty WSF are each a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

                               Page 7 of 13 pages

                                  EXHIBIT 2(b)
JOINT FILING AGREEMENT

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate. Dated this 14th day of February, 2005.

J.P. MORGAN CAPITAL, L.P.

By: JPMP Capital LLC,
    its General Partner



By: /s/Jeffrey C. Walker
   ----------------------------------
Name:  Jeffrey C. Walker
       Title:    President


SIXTY WALL STREET FUND, L.P.


By: JPMP Capital LLC,
         its General Partner



By:  /s/ Jeffrey C. Walker
    --------------------------------
Name:  Jeffrey C. Walker
         Title:    President


                               Page 8 of 13 pages

                                   SCHEDULE A

                               JPMP CAPITAL, LLC
                              Executive Officers*

President                                               Jeffrey C. Walker*
Chief Investment Officer                                Arnold L. Chavkin*
Managing Director                                       Srinivas Akkaraju*
Managing Director                                       Christopher Albinson*
Managing Director                                       Dr. Dana Beth Ardi*
Managing Director                                       Richard Aube*
Managing Director                                       Christopher C. Behrens*
Managing Director                                       John Breckenridge*
Managing Director                                       Julie Casella-Esposito*
Managing Director                                       Rodney A. Ferguson*
Managing Director                                       Cornell P. French*
Managing Director                                       Michael R. Hannon*
Managing Director                                       Matthew Lori*
Managing Director                                       Jonathan R. Lynch*
Managing Director                                       Bryan Martin*
Managing Director                                       Sunil Mishra*
Managing Director                                       Stephen P. Murray*
Managing Director                                       Timothy Purcell*
Managing Director                                       John Reardon*
Managing Director                                       Faith Rosenfeld*
Managing Director                                       Shahan D. Soghikian*
Managing Director                                       William Stuck*
Managing Director                                       Patrick J. Sullivan*
Managing Director                                       Timothy J. Walsh*
Managing Director                                       Richard D. Waters, Jr. *
Managing Director                                       Damion E. Wicker, M.D.*

                                   Directors*

Jeffrey C. Walker*
-------------------------------
1     Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                               Page 9 of 13 pages

                                   SCHEDULE B

                         SIXTY WALL STREET CORPORATION
                              Executive Officers*

President                                          Jeffrey C. Walker*
Chief Investment Officer                           Arnold L. Chavkin*
Managing Director                                  Srinivas Akkaraju*
Managing Director                                  Christopher Albinson*
Managing Director                                  Dr. Dana Beth Ardi*
Managing Director                                  Richard Aube*
Managing Director                                  Christopher C. Behrens*
Managing Director                                  John Breckenridge*
Managing Director                                  Julie Casella-Esposito*
Managing Director                                  Rodney A. Ferguson*
Managing Director                                  Cornell P. French*
Managing Director                                  Michael R. Hannon*
Managing Director                                  Matthew Lori*
Managing Director                                  Jonathan R. Lynch*
Managing Director                                  Bryan Martin*
Managing Director                                  Sunil Mishra*
Managing Director                                  Stephen P. Murray*
Managing Director                                  Timothy Purcell*
Managing Director                                  John Reardon*
Managing Director                                  Faith Rosenfeld*
Managing Director                                  Shahan D. Soghikian*
Managing Director                                  William Stuck*
Managing Director                                  Patrick J. Sullivan*
Managing Director                                  Timothy J. Walsh*
Managing Director                                  Richard D. Waters, Jr. *
Managing Director                                  Damion E. Wicker, M.D.*

                                   Directors*

                               Jeffrey C. Walker*

-------------------------------
1     Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                               Page 10 of 13 pages

                                   SCHEDULE C

                              JPMORGAN CHASE & CO.
                              Executive Officers*

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
President and Chief Operating Officer                   James Dimon*
Chief Information Officer                               Austin A. Adams*
Co-Chairman, Investment Bank                            Steven D. Black*
Chief Executive Officer, Card Services                  William I. Campbell*
Chief Financial Officer                                 Michael J. Cavanagh*
Chairman, West Coast Region                             David A. Coulter*
Director of Human Resources, Head of
Real Estate/Facilities, General Services, Security      John J. Farrell*
Co-General Counsel                                      Joan Guggenheimer*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Head, Commercial Banking                                Samuel Todd Maclin*
Head, Strategy and Business Development                 Jay Mandelbaum*
Co-General Counsel                                      William H. McDavid*
Chief Executive Officer, Treasury & Securities
Services                                                Heidi Miller*
Head, Retail Financial Services                         Charles W. Scharf*
Executive Vice President, Card Services                 Richard J. Srednicki*
Head, Asset & Wealth Management                         James E. Staley*
Chief Risk Officer                                      Don M. Wilson III*
Co-Chairman, Investment Bank                            William T. Winters*

----------
1     Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 11 of 13 pages

                                   Directors*

Name                                  Principal Occupation or Employment;
                                      Business or Residence Address
--------------------------------------------------------------------------------
Hans W. Becherer                      Retired Chairman of the Board and
                                      Chief Executive Officer
                                      Deere & Company
                                      c/o JPMorgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York 10017
--------------------------------------------------------------------------------
John H. Biggs                         Former Chairman and CEO
                                      TIAA - CREF
                                      c/o JPMorgan Chase & Co.
                                      270 Park Avenue
                                       New York, New York 10017
--------------------------------------------------------------------------------
Lawrence A. Bossidy                   Retired Chairman of the Board
                                      Honeywell International Inc.
                                      c/o JPMorgan Chase & Co.
                                      270 Park Avenue
                                       New York, New York 10017
--------------------------------------------------------------------------------
Stephen B. Burke                      President
                                      Comcast Cable Communications, Inc.
                                      c/o JPMorgan Chase & Co.
                                      270 Park Avenue
                                       New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown                        President
                                      Henry Crown and Company
                                      c/o JPMorgan Chase & Co.
                                      270 Park Avenue
                                       New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                           President and Chief Operating
                                      Officer
                                      JPMorgan Chase & Co.
                                      270 Park Avenue, 8th Floor
                                      New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter                       President and Trustee
                                      American Museum of Natural History
                                      c/o JPMorgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York 10017
--------------------------------------------------------------------------------
William H. Gray, III                  Retired President and Chief
                                      Executive Officer
                                      The College Fund/UNCF
                                      c/o JPMorgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York 10017
--------------------------------------------------------------------------------
----------
1     Each of whom is a United States citizen.

                               Page 12 of 13 pages

Name                                  Principal Occupation or Employment;
                                      Business or Residence Address
--------------------------------------------------------------------------------
William B. Harrison, Jr.              Chairman of the Board and Chief
                                      Executive Officer
                                      JPMorgan Chase & Co.
                                      270 Park Avenue, 8th Floor
                                      New York, New York  10017-2070
--------------------------------------------------------------------------------
Laban P. Jackson, Jr.                 Chairman and Chief Executive
                                      Officer
                                      Clear Creek Properties, Inc.
                                      c/o JPMorgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York 10017
--------------------------------------------------------------------------------
Lee R. Raymond                        Chairman of the Board and \
                                      Chief Executive Officer
                                      Exxon Mobil Corporation
                                      c/o JPMorgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York 10017
--------------------------------------------------------------------------------
John W. Kessler                       Owner
                                      John W. Kessler Company
                                      c/o JPMorgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York 10017
--------------------------------------------------------------------------------
Robert I. Lipp                        Chairman
                                      The St. Paul Travelers Companies, Inc.
                                      c/o JPMorgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York 10017
--------------------------------------------------------------------------------
Richard A. Monoogian                  Chairman and Chief Executive Officer
                                      Masco Corporation
                                      c/o JPMorgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York 10017
--------------------------------------------------------------------------------
David C. Novak                        Chairman and Chief Executive Officer
                                      Yum! Brands, Inc.
                                      c/o JPMorgan Chase & Co.
                                      270 Park Avenue
                                       New York, New York 10017
--------------------------------------------------------------------------------
John R. Stafford                      Retired Chairman of the Board
                                      Wyeth
                                      c/o JPMorgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York 10017
--------------------------------------------------------------------------------

                               Page 13 of 13 pages